Exhibit 99.16(13)(d)

FORM OF

AMENDED AND RESTATED

FORETHOUGHT VARIABLE INSURANCE TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of [     ], 2021, by and between FORETHOUGHT VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of each fund and in accordance with the rates listed in Appendix A, (each a “Fund” and collectively the “Funds”) each a series of the Trust, and the Advisor of such Funds, Global Atlantic Investment Advisors, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor has been appointed the investment adviser to each Fund pursuant to an Investment Advisory Agreement between the Trust (on behalf of each series of the Trust) and the Advisor dated as of February 1, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets, to the amounts and during the time periods listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes or extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the lesser of the Operating Expense

Limitations listed in Appendix A and any limitation on operating expenses applicable at the time of reimbursement.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least the date noted for each Fund listed on Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of one or more Funds, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for such Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for such Fund. Termination of this Agreement with respect to one Fund will not automatically terminate the agreement with respect to any other Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Indiana without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder, as now in effect or as hereafter amended and subject to such orders or no-action letters as may be granted by the Securities and Exchange Commission or its staff.

REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Forethought Variable Insurance Trust	Global Atlantic Investment Advisors, LLC
on behalf of each Fund

By:	By:
Name:	Name:
Title:	Title:

Appendix A

	Operating Expense Limit (effective through April 30, 2022)
Fund	Class I	Class II	Class III
Global Atlantic BlackRock Allocation Portfolio	0.33%	0.58%	0.48%
Global Atlantic BlackRock Disciplined Value Portfolio	0.56%	0.81%	0.71%
Global Atlantic BlackRock High Yield Portfolio	0.61%	0.86%	0.76%
Global Atlantic Goldman Sachs Core Fixed Income Portfolio	0.45%	0.70%	0.60%

	Operating Expense Limit (effective through August 31, 2022)
Fund	Class I	Class II	Class III
Global Atlantic BlackRock Disciplined Core Portfolio	0.50%	0.75%	0.65%
Global Atlantic BlackRock Disciplined Growth Portfolio	0.48%	0.73%	0.63%
Global Atlantic BlackRock Disciplined International Core Portfolio	0.74%	0.99%	0.89%
Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio	0.65%	0.90%	0.80%